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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

Gary R. Rhineheart
c/o Sunshine Mortgage
2401 Lake Park Drive #300
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278608104	Page 1 of 1

1.	Name of Reporting Person: Gary R. Rhineheart		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 209,792

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 209,792

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
     This Amendment No. 2 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed on June 15, 2004 by Gary R. Rhineheart as amended on May 24, 2005, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material change” means no material changes to the responses contained in the Schedules previously filed by Mr. Rhineheart on June 15, 2004 and May 24, 2005.
Item 1. Security and Issuer.
     No material change
Item 2. Identity and Background.
     No material change
Item 3. Source and Amount of Funds or Other Consideration.
     Since the filing May 24, 2005 of Amendment No. 1 to Schedule 13D, Gary R. Rhineheart, in his individual capacity and using his personal funds, purchased 117,000 shares at prices ranging from $1.07 to $1.26 from Edward L. Terry to satisfy the requirements of the Change in Control and Standstill Agreements in which Messrs. Rhineheart and Terry agreed to maintain a balance of 10% to 90%, respectively, of the shares collectively held by them. The shares were transferred from Mr. Terry to Mr. Rhineheart at the same price at which Mr. Terry first acquired them.
Item 4. Purpose of Transaction.
     As disclosed previously, Gary R. Rhineheart, Edward L. Terry and certain of Mr. Terry’s affiliates, in conjunction with Messrs. Terry and Rhineheart’s filing of a Notice of Change in Control with the OTS, are parties to a Standstill Agreement with the Company, the terms of which permit Mr. Terry and Mr. Rhineheart to purchase, individually, up to 33% of the Company’s voting securities in the market, and, so long as they own at least 25% of the Company’s voting securities, to elect one person as a director of the Company. Messrs. Terry and Rhineheart received notice on September 7, 2005, in the form of a letter from the OTS dated September 2, 2005, that the OTS did not intend to disapprove the Notice of Change in Control. The Standstill Agreement, which was conditioned on OTS approval of the Messrs. Terry’s and Rhineheart’s Notice of Change in Control, is now in effect. The transfers of shares from Mr. Terry to Mr. Rhineheart reported herein have been made by Messrs. Rhineheart and Terry to maintain a balance of 10% to 90%, respectively, of the shares collectively held by them, as permitted under the terms of the above-referenced agreements.
     As mentioned above, Mr. Rhineheart is a business associate of Edward L. Terry and jointly filed the Notice of Change in Control with Mr. Terry. Mr. Rhineheart may be deemed to be part of group of investors, including Edward L. Terry, Elaine C. Terry and EMT Properties, Inc. Profit Sharing Plan. Mr. Rhineheart disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Edward L. Terry, Elaine C. Terry and EMT Properties, Inc. Profit Sharing Plan.

     Other than as described above, Mr. Rhineheart does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Standstill Agreement and the Notice of Change in Control; the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.
Item 5. Interest in Securities of the Issuer.
(a) Mr. Rhineheart now owns an aggregate 209,792 shares of the Issuer’s common stock, or approximately 3.3% of the Issuer’s common stock outstanding, based on the number of shares outstanding as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended June 30, 2005. Mr. Rhineheart expressly disclaims beneficial ownership of any and all shares owned by Edward L. Terry or his affiliates.
(b) Mr. Rhineheart has direct ownership of and sole power to vote and dispose of the above-mentioned shares.
(c) Since the filing of a Schedule 13D/A on May 24, 2005 and using his personal funds, Mr. Rhineheart acquired the following shares from Mr. Terry on the dates and at the prices indicated:

08/29/2005	60,000	$1.07	$64,200.00
10/28/2005	28,800	$1.08	$31,104.00
11/04/2005	28,200	$1.26	$35,532.00

Totals	117,000		$130,836.00
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Messrs. Rhineheart and Terry are subject to the provisions of both the Notice of Change in Control and the Standstill Agreement in which they agreed, as a group, to limit their ownership to 33% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).
Item 7. Material to be Filed as Exhibits.
Previously filed.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Gary R. Rhineheart

Gary R. Rhineheart
Date: November 8, 2005